Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Increases Third Quarter Gold Production by 80%

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     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Oct. 7 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
is pleased to report its third quarter production results from its 100% owned and operated Seabee Gold Project.
     During the third quarter the Seabee Project produced approximately 14,000 ounces, representing an increase of over 80% above the second quarter in 2009.
"Seabee operations and underground exploration produced solid results during the third quarter. Our ability to deliver higher tonnage and grade through our central mill facility is continuing into the fourth quarter," stated Philip
Ng, Vice President, Mining Operations.
     The Company sold approximately 13,300 ounces in the third quarter compared to 8,579 in the second quarter representing an increase of over 50%.
Period over period the Company increased third quarter sales volume by 8%.
Year to date sales are approximately 32,000 ounces.
     The Company is maintaining its production guidance of 46,000 to 48,000 ounces in 2009. The Seabee Project has been producing gold from the Seabee
Deep, the Santoy 7 satellite deposit and from a bulk sampling program at Porky
West.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Philip Ng, P.Eng, Vice President, Mining Operations, Phone: (306)
668-7505, Email: ir(at)clauderesources.com; Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:09e 07-OCT-09